4Q 2007 Results Report

(Billions of KRW)

	2007 4Q	2007 3Q	2006 4Q
Sales	5,875	5,690	5,521
Gross Profit	1,298	1,200	1,207
Operating Income	154	92	-43
Ordinary Income	767	387	59
Net Income	621	339	49

- *These 4th quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/archive/main.jhtml*